HUSTLE FITNESS, INC

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

FOR THE YEARS ENDED
DECEMBER 31, 2017, 2016 AND 2015

Hustle Fitness, Inc.
Index to Consolidated Financial Statements
(unaudited)

Hustle Fitness, Inc
2000 Smallman St, Ste 201
Pittsburgh, PA 15222

Hustle Fitness, Inc.
Consolidated Balance Sheet
December 31, 2017

ASSETS

Current Assets		
Checking Account-Hustle Fitnes	1118.07	
Total Current Assets		1118.07
Property and Equipment		
Equipment	4978.44	
Accum. Depreciation - Equipmen	-2109.10	
Total Property and Equipment		2869.34
Other Assets		
Organization Costs	12065.71	
Capitalized costs-APP Design	40868.97	
Accum. Amortiz. - Org. Costs	-1541.71	
Accum Amort-Cap CostApp Design	-4232.58	
Total Other Assets		47160.39
Total Assets		51147.80

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable		
Deductions Payable	9092.41	
Social Security Payable	7290.16	
Medicare Payable	1704.95	
Federal Payroll Taxes Payable	11049.16	
State Payroll Taxes Payable	3609.78	
SUTA Payable	82.28	
Total Current Liabilities		32828.74
Long-Term Liabilities		
Notes Payable-Anthony Manger	25000	
Notes Payable-Matt Michaux	11760	
Notes Payable-John M. Hebda	25000	
Notes Payable-Thomas Krut	25000	
Notes Payable - Garber Venture	50000	
Total Long-Term Liabilities		136760.00
Total Liabilities		169588.74
Capital		
Additional paid in Capital	31591.2	
Common Stock	100	
Retained Earnings	-70166.98	
Net Income	-79965.16	
Total Capital		-118440.94
Total Liabilities & Capital		51147.80

Hustle Fitness, Inc
2000 Smallman St, Ste 201
Pittsburgh, PA 15222

Hustle Fitness, Inc.
Consolidated Balance Sheet
December 31, 2016

ASSETS

Current Assets		
Checking Account-Hustle Fitnes	1575.82	
Total Current Assets		1575.82
Property and Equipment		
Equipment	3479.44	
Accum. Depreciation - Equipmen	-695.88	
Total Property and Equipment		2783.56
Other Assets		
Organization Costs	12065.71	
Capitalized costs-APP Design	24677.75	
Accum. Amortiz. - Org. Costs	-737.33	
Accum Amort-Cap CostApp Design	-1507.99	
Total Other Assets		34498.14
Total Assets		38857.52

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	6874.51	
Deductions Payable	4281.64	
Social Security Payable	3430.66	
Medicare Payable	802.33	
Federal Payroll Taxes Payable	5206.72	
State Payroll Taxes Payable	1698.72	
SUTA Payable	38.72	
Total Current Liabilities		22333.3
Long-Term Liabilities		
Notes Payable-Anthony Manger	25000	
Notes Payable-Matt Michaux	5000	
Notes Payable-John M. Hebda	25000	
Total Long-Term Liabilities		55000
Total Liabilities		77333.3
Capital		
Additional paid in Capital	31591.2	
Common Stock	100	
Net Income	-70166.98	
Total Capital		-38475.78
Total Liabilities & Capital		38857.52

Hustle Fitness, Inc
2000 Smallman St, Ste 201
Pittsburgh, PA 15222

The Scoring Factory App, LLC
Consolidated Balance Sheet
December 31, 2015

ASSETS

Current Assets		
Regular Checking Account	$ 7,223.14	
Total Current Assets		7,223.14
Property and Equipment		
Equipment	1,757.81	
Total Property and Equipment		1,757.81
Other Assets		
Organization Costs	5,191.20	
Capitalized costs-APP Design	17,519.05	
Total Other Assets		22,710.25
Total Assets	$	31,691.20

LIABILITIES AND CAPITAL

Current Liabilities		
Total Current Liabilities		0.00
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		0.00
Capital		
Member's Contribution-Ned	$ 15,895.60	
Member's Conribution-Pete	15,795.60	
Net Income	0.00	
Total Capital		31,691.20
Total Liabilities & Capital	$	31,691.20


Hustle Fitness, Inc.

Consolidated Income Statement

For the Year Ending December 31, 2017


		Year to Date
Revenues		1029.97
Total Revenues		1,029.97
Cost of Sales		
Total Cost of Sales		0.00
Gross Profit		1,029.97
Expenses		
Advertising Expense	$	0.00
Amortization Expense		3,528.97
App Analytics		0.00
Bank Charges		0.00
Calendar Service		0.00
Conference		0.00
Depreciation Expense		1,413.22
Design Services		0.00
Document Storage		0.00
Dues and Subscriptions Exp		0.00
Email hosting		0.00
Gifts Expense		0.00
Health Insurance		9,000.00
Meals and Entertainment Exp		0.00
Office Expense		0.00
Payroll Tax Expense		4,803.00
Parking		0.00
Software Develop		0.00
Team Communication		0.00
Travel Expense		0.00
Uber		0.00
Salaries Expense		62,249.94
Web Hosting		0.00
Total Expenses		80,995.13
Net Income	($	79,965.16)

Hustle Fitness, Inc
2000 Smallman St, Ste 201
Pittsburgh, PA 15222


Hustle Fitness, Inc.
Consolidated Income Statement
For the Year Ending December 31, 2016


		Year to Date
Revenues		
Total Revenues		0.00
Cost of Sales		
Total Cost of Sales		0.00
Gross Profit		0.00
Expenses		
Advertising Expense	$	0.00
Amortization Expense		2,245.32
App Analytics		0.00
Bank Charges		0.00
Calendar Service		0.00
Conference		0.00
Depreciation Expense		695.88
Design Services		0.00
Document Storage		0.00
Dues and Subscriptions Exp		0.00
Email hosting		0.00
Gifts Expense		0.00
Health Insurance		7,610.86
Meals and Entertainment Exp		0.00
Office Expense		0.00
Payroll Tax Expense		4,281.64
Parking		0.00
Software Develop		0.00
Team Communication		0.00
Travel Expense		0.00
Uber		0.00
Salaries Expense		55,333.28
Web Hosting		0.00
Total Expenses		70,166.98
Net Income	($	70,166.98)

Hustle Fitness, Inc
2000 Smallman St, Ste 201
Pittsburgh, PA 15222

The Scoring Factory App, LLC
Consolidated Income Statement
For the Year Ending December 31, 2015

		2015
Revenues		
Total Revenues		0.00
Cost of Sales		
Total Cost of Sales		0.00
Gross Profit		0.00
Expenses		
Default Purchase Expense	($	25.00)
Bank Charges		0.00
Dues and Subscriptions Exp		(171.00)
Domain Registration		(289.06)
Email hosting		(107.38)
International Transaction Fee		(0.69)
Web Hosting		(328.91)
Website Development		(99.00)
Total Expenses		(1,021.04)
Net Income	($	1,021.04)

Hustle Fitness, Inc.
Consolidated Statement of Cash Flow
For the Year Ended December 31, 2016

		2016
Cash Flows from operating activities		
Net Income	($	70,166.98)
Adjustments to reconcile net income to net cash provided by operating activities		
Accum. Depreciation - Equipmen		695.88
Accounts Payable		6,874.51
Deductions Payable		4,281.64
Social Security Payable		3,430.66
Medicare Payable		802.33
Federal Payroll Taxes Payable		5,206.72
State Payroll Taxes Payable		1,698.72
SUTA Payable		38.72
Total Adjustments		23,029.18
Net Cash provided by Operations		(47,137.80)
Cash Flows from investing activities		
Used For		
Equipment		(3,479.44)
Organization Costs		(12,065.71)
Capitalized costs-APP Design		(24,677.75)
Net cash used in investing		(40,222.90)
Cash Flows from financing activities		
Proceeds From		
Notes Payable-Anthony Manger		25,000.00
Notes Payable-Matt Michaux		5,000.00
Notes Payable-John M. Hebda		25,000.00
Additional paid in Capital		31,591.20
Common Stock		100.00
Used For		
Net cash used in financing		86,691.20
Net increase <decrease> in cash	($	669.50)
Summary		
Cash Balance at End of Period	$	1,575.82
Cash Balance at Beg of Period		0.00
Net Increase <Decrease> in Cash	$	1,575.82

Hustle Fitness, Inc
2000 Smallman St, Ste 201
Pittsburgh, PA 15222

The Scoring Factory App, LLC
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2015

		2015
Cash Flows from operating activities		
Net Income	$	0.00
Adjustments to reconcile net income to net cash provided by operating activities		
Accounts Payable		0.00
Total Adjustments		0.00
Net Cash provided by Operations		0.00
Cash Flows from investing activities		
Used For		
Equipment		(1,757.81)
Organization Costs		(5,191.20)
Capitalized costs-APP Design		(17,519.05)
Net cash used in investing		(24,468.06)
Cash Flows from financing activities		
Proceeds From		
Member's Contribution-Ned		15,895.60
Member's Conribution-Pete		15,795.60
Used For		
Net cash used in financing		31,691.20
Net increase <decrease> in cash	$	7,223.14
Summary		
Cash Balance at End of Period	$	7,223.14
Cash Balance at Beg of Period		0.00
Net Increase <Decrease> in Cash	$	7,223.14

Hustle Fitness, Inc.
Statement of Retained Earnings
For the Year Ending December 31, 2017

Retained Earnings: December 31, 2016	(70,166.98)
Net Income 2017	(79,965.16)
Total	(150,132.14)
Dividends	0.00
Retained Earnings: December 31, 2017	(150,132.14)

Hustle Fitness, Inc.
Statement of Retained Earnings
For the Year Ending December 31, 2016

Retained Earnings: December 31, 2015	(1,021.04)
Net Income 2016	(70,166.98)
Total	(71,188.02)
Dividends	0.00
Retained Earnings: December 31, 2016	(71,188.02)

NOTE 1 – NATURE OF OPERATIONS

Hustle Fitness, Inc. was formed on February 1, 2016] ("Inception") in the State of Delaware.   The financial statements of Hustle Fitness, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pittsburgh, Pennsylvania.

Hustle partners with professional athletes, trainers and coaches to produce instructional content that helps amateur coaches and youth players excel at sports. The company generates revenue by selling access to this content to its users.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods.   Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

	Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
	Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
	Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the sale of instructional content on its mobile application and website when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Pennsylvania state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through November 27, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has SAFE notes ("the Notes") payable to a related party. The Notes have a valuation cap of $2million. In the event that the Company issues and sells shares of its Common Stock in an equity financing which is priced higher than the valuation cap, then the outstanding principal amount of the Notes shall automatically convert into fully paid and non-assessable shares of the Preferred Stock issued in such financing at the price per share paid by the other participating investors in such financing.

Hustle Fitness, Inc
2000 Smallman St, Ste 201
Pittsburgh, PA 15222   13

NOTE 6 - Scoring Factory App LLC Transferral of Assets to Hustle Fitness, Inc.

On February 1, 2016, The Scoring Factory App, LLC merged into Hustle Fitness, Inc. On this date, The Scoring Factory App, LLC transferred all assets to and reincorporated as Hustle Fitness, Inc.

Hustle Fitness, Inc
2000 Smallman St, Ste 201
Pittsburgh, PA 15222